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                            March 13, 2024

       Melissa N. Schaeffer
       Senior Vice President and Chief Financial Officer
       Air Products & Chemicals, Inc.
       1940 Air Products Boulevard
       Allentown, Pennsylvania 18106-5500

                                                        Re: Air Products &
Chemicals, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-04534

       Dear Melissa N. Schaeffer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       5. Acquisitions, page 73

   1. Regarding the agreement to purchase the natural gas-to-syngas processing facility in
                                                        Qashqadaryo Province,
Uzbekistan, for $1 billion, please provide us with a summary of the material terms of
the agreement. Please also provide us with a summary of the analysis you performed in
determining that the agreement should be accounted for as a financing arrangement, including
the corresponding authoritative literature you considered. Please specifically address
your initial accounting as well as ongoing accounting for this transaction. Please
also address the need to expand your disclosures.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Melissa N. Schaeffer
Air Products & Chemicals, Inc.
March 13, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 with any questions.



                                                         Sincerely,
FirstName LastNameMelissa N. Schaeffer
                                                         Division of
Corporation Finance
Comapany NameAir Products & Chemicals, Inc.
                                                         Office of Industrial
Applications and
March 13, 2024 Page 2                                    Services
FirstName LastName